SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 4

to

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF

THE SECURITIES EXCHANGE ACT OF 1934

FirstCity Financial Corporation

(Name of the Issuer)

FirstCity Financial Corporation

Hotspurs Holdings LLC

Hotspurs Acquisition Corporation

The Värde Fund X (Master), L.P.

The Värde Fund X (GP), L.P.

The Värde Fund X GP, LLC

The Värde Fund VI-A, L.P.

Värde Investment Partners, L.P.

Värde Investment Partners (Offshore) Master, L.P.

Värde Investment Partners G.P., LLC

Värde Partners, L.P.

Värde Partners, Inc.

George G. Hicks

Marcia L. Page

Gregory S. McMillan

(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

33761X107

(CUSIP Number of Class of Securities)

Mark B. Horrell President and Chief Executive Officer FirstCity Financial Corporation 6400 Imperial Drive Waco, Texas 76712 (254) 761-2800	David A. Marple Värde Partners, Inc. Hotspurs Holdings LLC Hotspurs Acquisition Corporation 8500 Normandale Lake Blvd., Suite 1500 Minneapolis, Minnesota 55437 (952) 893-1554

(Name, Address, and Telephone Numbers of Person Authorized to

Receive Notices and Communications on Behalf of the Persons Filing Statement)

with copies to:

Brian D. Barnard Haynes and Boone, LLP 201 Main Street, Suite 2200 Fort Worth, Texas 76102	Andrew J. Noreuil Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606

This statement is filed in connection with (check the appropriate box):

a.                ☒            The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.               ☐              The filing of a registration statement under the Securities Act of 1933.

c.                ☐              A tender offer.

d.               ☐              None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:   ☒

Calculation of Filing Fee
Transaction valuation*	$107,092,608	Amount of filing fee**	$14,608

*                  The transaction valuation was calculated based upon the sum of (A) 10,556,197 shares of common stock (including restricted shares), which represents the total number of shares of FirstCity Financial Corporation common stock outstanding as of January 28, 2013, multiplied by the merger consideration of $10.00 per share, plus (B) (1) 624,750 shares of common stock underlying outstanding options with an exercise price of $10.00 per share or less, as of January 28, 2013, multiplied by (2) the excess of the per share merger consideration over the weighted average exercise price of $7.55.

**            The amount of the filing fee, calculated in accordance with Rule 0-11(c) and the Fee Rate Advisory #1 for Fiscal Year 2013, equals the product of 0.00013640 multiplied by the proposed maximum aggregate value of the transaction.

☒            Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $14,608	Filing Party: FirstCity Financial Corporation:

Form or Registration No.: Schedule 14A — Preliminary Proxy Statement	Date Filed: February 1, 2013

Introduction

This Amendment No. 4 (this “Final Amendment”)  amends and supplements the Rule 13E-3 Transaction Statement on Schedule 13E-3 that was filed with the Securities and Exchange Commission (the “SEC”) on February 1, 2013, as amended by Amendment No. 1 to Schedule 13E-3 that was filed with the SEC on March 25, 2013, Amendment No. 2 to Schedule 13E-3 that was filed with the SEC on April 10, 2013 and Amendment No. 3 to Schedule 13E-3 that was filed on April 17, 2013 (as amended, this “Schedule 13E-3”). This Final Amendment is being filed with the SEC pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (i) FirstCity Financial Corporation, a Delaware corporation (the “Company”), (ii) Hotspurs Holdings LLC, a Delaware limited liability company (“Parent”), (iii) Hotspurs Acquisition Corporation, a Delaware corporation (“Merger Subsidiary”), (iv) The Värde Fund X (Master), L.P., a Delaware limited partnership, (v) The Värde Fund X (GP), L.P., a Delaware limited partnership, (vi) The Värde Fund X GP, LLC, a Delaware limited liability company, (vii) The Värde Fund VI-A, L.P., a Delaware limited partnership, (viii) Värde Investment Partners, L.P., a Delaware limited partnership, (ix) Värde Investment Partners (Offshore) Master, L.P., a Cayman Islands exempted limited partnership, (x) Värde Investment Partners G.P., LLC, a Delaware limited liability company, (xi) Värde Partners, L.P., a Delaware limited partnership, (xii) Värde Partners, Inc., a Delaware corporation, (xiii) George G. Hicks, (xiv) Marcia L. Page, and (xv) Gregory S. McMillan (collectively, the “Filing Persons”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) of the Exchange Act to report the results of the transaction that is the subject of this Schedule 13E-3. Except as set forth in this Final Amendment, all information in this Schedule 13E-3 remains unchanged.

All information contained in, or incorporated by reference into, this Schedule 13E-3 concerning any of the Filing Persons has been provided by such Filing Persons.

Item 15. Additional Information

Item 15(c) is hereby amended and supplemented as follows:

On May 17, 2013, at a special meeting of the Company’s stockholders, the Company’s stockholders adopted the Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 20, 2012, by and among the Company, Parent and Merger Subsidiary.

Pursuant to the Merger Agreement, Merger Subsidiary merged with and into the Company, with the Company continuing as the surviving corporation (the “Merger”).  Each share of the Company’s common stock, including all shares of the Company’s restricted stock, each of which became fully vested immediately prior to the effective time of the Merger, (other than shares held by the Company, Parent or any of their wholly-owned subsidiaries and shares held by stockholders who have perfected their appraisal rights under Delaware law), was converted into the right to receive $10.00 in cash, without interest on the terms and subject to the conditions set forth in the Merger Agreement (the “Merger Consideration”). In addition, each outstanding option to purchase shares of the Company’s common stock granted under the Company’s equity incentive plans or any other agreement (including all such options not then vested or exercisable, each of which became fully vested and exercisable immediately prior to the effective time of the Merger) was cancelled as of the effective time of the Merger. The holders of such stock options are entitled to receive an amount in cash, without interest, equal to (i) the excess, if any, of the Merger Consideration over the per share exercise price of such stock option multiplied by (ii) the aggregate number of shares into which such stock option was exercisable immediately prior to the effective time of the Merger. At the effective time of the Merger, the Company became a private company wholly-owned by Parent.

As a result of the Merger, the Company’s common stock will cease to trade on the NASDAQ Global Select Market (“NASDAQ”) and NASDAQ will file an application on Form 25 with the SEC to report that the Company is no longer listed on NASDAQ. The Company expects to file a Certificate and Notice of Termination of Registration on Form 15 with the SEC in order to deregister the Company’s common stock under Section 12 of the Exchange Act and suspend the Company’s reporting obligations under Sections 13(a) and 15(d) of the Exchange Act as soon as practicable.

Item 16.  Exhibits

(a)(2)(i)	Definitive Proxy Statement of FirstCity Financial Corporation, incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on April 17, 2013.
(a)(2)(ii)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.
(a)(2)(iii)	Letter to Stockholders of FirstCity Financial Corporation, incorporated herein by reference to the Proxy Statement.
(a)(2)(iv)	Notice of Special Meeting of Stockholders, incorporated herein by reference to the Proxy Statement.
(a)(2)(v)	Press Release dated December 21, 2012, filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed December 21, 2012 and incorporated herein by reference.
(c)(1)	Opinion of Lazard Middle Market LLC, incorporated herein by reference to Annex B of the Proxy Statement.
(c)(2)*	Discussion Materials, dated March 23, 2012, of Lazard Middle Market LLC for the Strategic Review Committee and the Board of Directors of the Company.
(c)(3)*	Supplemental Discussion Materials, dated March 28, 2012, of Lazard Middle Market LLC for the Strategic Review Committee and the Board of Directors of the Company.
(c)(4)**	Presentation, dated December 20, 2012, of Lazard Middle Market LLC for the Board of Directors of the Company.
(d)(1)

Agreement and Plan of Merger, dated as of December 20, 2012, by and among FirstCity Financial Corporation, Hotspurs Holdings LLC and Hotspurs Acquisition Corporation, incorporated herein by reference to Annex A of the Proxy Statement.

(d)(2)

Equity Commitment Letter, dated as of December 20, 2012, by and among The Värde Fund X (Master) L.P., Värde Investment Partners, L.P., Värde Investment Partners (Offshore) Master, L.P., The Värde Fund VI-A, L.P. and Hotspurs Holdings LLC, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed December 26, 2012 and incorporated herein by reference.

(d)(3)

Limited Guarantee, dated as of December 20, 2012, by and among The Värde Fund X (Master) L.P., Värde Investment Partners, L.P., Värde Investment Partners (Offshore) Master, L.P., The Värde Fund VI-A, L.P. and FirstCity Financial Corporation, filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed December 26, 2012 and incorporated herein by reference.

(d)(4)**	Management Agreement, dated as of December 20, 2012, by and between Hotspurs Holdings LLC and Terry R. DeWitt.
(d)(5)**	Management Agreement, dated as of December 20, 2012, by and between Hotspurs Holdings LLC and James C. Holmes.
(d)(6)**	Management Agreement, dated as of December 20, 2012, by and between Hotspurs Holdings LLC and Mark B. Horrell.
(d)(7)

Retirement and Consulting Agreement, dated as of December 20, 2012, by and between James T. Sartain and Värde Partners, Inc., filed as Exhibit 10.7 to the Company’s Current Report on Form 8-K, filed December 26, 2012 and incorporated herein by reference.

(d)(8)

Separation Agreement, dated as of December 20, 2012, by and between J. Bryan Baker and FirstCity Financial Corporation, filed as Exhibit 10.5 to the Company’s Current Report on Form 8-K, filed December 26, 2012 and incorporated herein by reference.

(d)(9)

Separation Agreement, dated as of December 20, 2012, by and between Joe S. Greak and FirstCity Financial Corporation, filed as Exhibit 10.6 to the Company’s Current Report on Form 8-K, filed December 26, 2012 and incorporated herein by reference.

(d)(10)

Separation Agreement, dated as of December 20, 2012, by and between Jim W. Moore and FirstCity Financial Corporation, filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed December 26, 2012 and incorporated herein by reference.

(d)(11)

Support Agreement, dated as of December 20, 2012, by and among Hotspurs Holdings LLC and certain stockholders of FirstCity Financial Corporation, filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed December 26, 2012 and incorporated herein by reference.

(d)(12)

Securities Purchase Agreement, dated June 29, 2010, by and among FirstCity Financial Corporation and Värde Investment Partners, L.P., filed as Exhibit 10.60 to the Company’s Form 10-Q dated August 16, 2010 and incorporated herein by reference.

(f)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex C of the Proxy Statement.

* Previously filed on March 25, 2013.

** Previously filed on February 1, 2013.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2013

FIRSTCITY FINANCIAL CORPORATION

By:	/s/ Mark B. Horrell
Name:	Mark B. Horrell
Title:	President and Chief Executive Officer

HOTSPURS HOLDINGS LLC

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	Assistant Secretary

HOTSPURS ACQUISITION CORPORATION

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	Assistant Secretary

THE VÄRDE FUND X (MASTER), L.P.
By:	The Värde Fund X (GP), L.P., Its General Partner
By:	The Värde Fund X GP, LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND X (GP), L.P.
By:	The Värde Fund X GP, LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND X GP, LLC
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND VI-A, L.P.
By:	Värde Investment Partners G.P., LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS, L.P.
By:	Värde Investment Partners G.P., LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS (OFFSHORE) MASTER, L.P.
By:	Värde Investment Partners G.P., LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS G.P., LLC
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE PARTNERS, L.P.
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE PARTNERS, INC.

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

GEORGE G. HICKS

/s/ George G. Hicks

MARCIA L. PAGE

/s/ Marcia L. Page

GREGORY S. MCMILLAN

/s/ Gregory S. McMillan